
adidas-Salomon


03050546

adidas-Salomon AG
Adi-Dassler-Str. 1-2
91074 Herzogenaurach
Germany
Phone (+49) 9132 / 84 - 2803
Fax (+49) 9132 / 84 - 3219

United States Securities
and Exchange Commission
Attn. Mr. Paul Dusek
Division of Corporate Finance
450 Fifth Street, NW

Washington D.C. 20549
USA

SUPPL

12.05.2003

adidas-Salomon AG
SEC Filing
Exemption pursuant to rule 12g-3-2(b) under the Securities Exchange Act of 1934
File No. 83-42 78

Dear Mr. Dusek,

in compliance with the above rule, please find attached

- an English translation of our announcement on the payment of dividends published in Germany and France (Attachment No. 1)
- the First Quarter Report 2003 (Attachment No. 2).

If you need further information, please do not hesitate to contact me.

Kind regards,

Gabriele Dirian
Company Secretary

Attachment

adidas-Salomon
FIRST QUARTER REPORT 2003



adidas-Salomon

Financial Highlights

I1 NET SALES € in millions

999	1,390
:000	1,517
:001	1,558
:002	1,638
:003	1,669

11 BASIC EARNINGS PER SHARE €

1999	1.33
2000	1.16
2001	1.02
2002	0.95
2003	1.13

adidas-Salomon SEGMENTAL INFORMATION € in millions

	1st Quarter 2003	1st Quarter 2002	Change
adidas			
Net sales	1,405	1,330	5.6%
Gross profit	554	519	6.9%
Operating profit	135	125	8.5%
Number of employees at end of period	8,851	8,416	5.2%
Salomon			
Net sales	124	123	0.8%
Gross profit	41	40	3.0%
Operating profit	(15)	(27)	43.5%
Number of employees at end of period	2,776	2,554	8.7%
TaylorMade-adidas Golf			
Net sales	134	176	(23.9%)
Gross profit	59	88	(33.2%)
Operating profit	2	14	(84.5%)
Number of employees at end of period	1,136	1,124	1.1%

FINANCIAL HIGHLIGHTS (IFRS)

	1st Quarter 2003	1st Quarter 2002	Change
Operating Highlights € in millions			
Net sales	1,669	1,638	1.9%
Operating profit	116	98	17.9%
Net income	51	43	19.1%
Key Ratios %			
Gross margin	42.5	41.8	0.7pp
Selling, general and administrative expenses as a percentage of net sales	34.0	34.4	(0.4pp)
EBITDA as a percentage of net sales	8.9	7.8	1.1pp
Effective tax rate	41.0	41.9	(0.9pp)
Net income as a percentage of net sales	3.1	2.6	0.4pp
Equity ratio	26.0	23.7	2.3pp
Financial leverage	143.8	182.0	(38.2pp)
Balance Sheet Data € in millions			
Total assets	4,341	4,420	(1.8%)
Inventories	1,119	1,220	(8.3%)
Receivables and other current assets	1,742	1,735	0.4%
Working capital	1,641	1,394	17.7%
Net total borrowings	1,624	1,909	(14.9%)
Shareholders' equity	1,130	1,049	7.7%
Per Share of Common Stock €			
Basic earnings per share	1.13	0.95	18.9%
Diluted earnings per share	1.13	–	–
Basic earnings per share (without goodwill amortization)	1.37	1.19	15.2%
Operating cash flow per share	(2.41)	(2.52)	4.6%
Share price at end of period	80.80	82.69	(2.3%)
Other at end of period			
Number of employees	14,815	14,053	5.4%
Number of shares outstanding	45,440,250	45,349,200	0.2%
Average number of shares	45,437,094	45,349,200	0.2%

Rounding differences may arise in percentages and totals for figures presented in millions as *calculation is always based on the figures stated in thousands.*

OPERATIONAL HIGHLIGHTS FIRST QUARTER 2003 ///







[1] [2] [3] [4] [5] [6] [7]

FEBRUARY /// adidas signs a long-term partnership agreement with the NBA's Most Valuable Player Tim Duncan. [1]

MARCH /// *Salomon* S-Core technology is awarded Innovation in Surfing during the 2003 Australian Surfing Hall of Fame awards. [2]

MARCH /// In a snow-inspired fashion show in Paris, adidas and Yohji Yamamoto present the second Sport Style collection. [3]

MARCH /// adidas-Salomon lays the foundation stone for the new factory outlet in Herzogenaurach, Germany, where the Group's headquarters are located. [4]

MARCH /// adidas launches its largest print and outdoor marketing campaign ever for adidas Colours, the new fresh and three-striped apparel concept as seen here in New York and London. [5, 6]

MARCH /// Korea's first adidas Originals Store opens in Seoul, Apcujongdong, one of the most prominent and liveliest shopping areas. [7]

SPORTING HIGHLIGHTS FIRST QUARTER 2003 ///







[1] [2] [3] [4] [5] [6] [7]

FEBRUARY /// Brother and sister Ivica and Janica Kostelic win a combined three gold medals at the World Championships in St. Moritz, Switzerland. Salomon athletes take home half *of the event's gold medals.* [1]

FEBRUARY /// Basketball star Tracy McGrady ranks No. 1 in the NBA in points scored per game and is the top pick for the NBA All-Star Game. [2]

FEBRUARY /// Armed with adidas-Salomon shoes and *bindings, the German National Team takes the Gold in* the 4x5 km relay at the Nordic World Championship in Val di Fiemme, Italy. [3]

FEBRUARY /// Candide Thovex wins Superpipe at the X-Games in Aspen, Colorado. In Skier X, Salomon Crossmax riders win four of the biggest medals at the event. [4]

FEBRUARY /// With 8:04:69, Haile Gebrselassie sets a new world record in the two-mile event and becomes 3000 meter Indoor World Champion in Birmingham, England. Haile, *the most successful* long-distance runner ever, has now broken 17 world records. [5]

MARCH /// After a neck-and-neck battle up to the final hole, TaylorMade-adidas Golf player Se Ri Pak captures her first win in the 2003 LPGA season at the Safeway Championship in Phoenix, Arizona. [6]

MARCH /// At the 2003 WGC Accenture World Match Play Championship, which assembled 64 of the top 66 players in the World Golf Rankings, TaylorMade's R500 Series drivers rank No. 1, and TaylorMade's RAC irons are also No. 1. [7]

Operational and Sporting Highlights

DEAR SHAREHOLDERS,

adidas-Salomon has started 2003 strongly, with sales for the Group up 12% on a currency-neutral basis, and every one of our regions registering positive underlying performance. This is the highest sales growth we have had as a Group since I took over as CEO. However, negative currency effects took away all but 2% of this strong top-line improvement. Margins continue to be a major focus at adidas-Salomon, and both gross and operating margins increased this quarter. We also drove net income up by 19%. In short, despite a nervous and fast changing consumer market, all of our operating measurements moved visibly in the right direction. As a result, we are on track to meet our 2003 Group sales, margin and earnings targets.

There were many product and marketing highlights in the quarter. Our new Sport Style division got off to a strong start with products selling out of stores in just two weeks at many outlets. The Salomon business made important steps to improve both top- and bottom-line results. And, as always, adidas-Salomon athletes delivered top performance. We took half the gold medals at the Alpine World Championships in St. Moritz, Haile Gebrselassie posted his 17th world record at the World Indoor Championships in Birmingham, England, and our NBA athletes Tracy McGrady and Tim Duncan gained high visibility as the top scoring NBA player and league's reigning most valuable player respectively.

At brand adidas, currency-neutral sales were up 16% in the first quarter with strong improvements coming from both the Sport Performance and Sport Heritage divisions. Football continued to move forward, with sales growing nearly as fast as last year despite the absence of high-profile competitive events in 2003. In running, our two cutting-edge technologies, ClimaCool® and a3®, as well as a strong overall product line-up are giving the category solid growth in both footwear and apparel. And in basketball, our unique combination of top products and



Herbert Hainer ///
Chairman and Chief Executive Officer

Letter to the Shareholders

league-leading players is helping us gain both sales and market share. Sport Heritage is also showing the kind of performance we knew it would. Apparel and accessories sales in the division have more than doubled versus 2002 levels and revenues for the division as a whole are up over 20% on a currency-neutral basis.

Salomon demonstrated how our industry leadership and product excellence can be leveraged to quickly overcome challenging market conditions. After two ski seasons where snow came too little or too late, hurting winter business, Salomon sales for the quarter grew 7% on a currency-neutral basis. But even more importantly, both gross margins and operating margins improved as a result of the efforts Salomon has been undertaking for the last two years to strengthen the core business. Apparel and footwear sales also grew, giving further evidence to our commitment to more actively diversify the brand into soft goods. Consumers are connecting with Salomon's brand image and performance perception.

The slower activity at TaylorMade-adidas Golf in the first quarter is mainly due to timing effects associated with a new product launch schedule. But it is clear that this is a strong and solid business, and the operational steps we are now implementing will ensure its long-term success. For the remainder of 2003 you should expect much stronger operating results with more normalized gross margins, but on modestly lower currency-neutral sales compared to last year as a result of the non-renewal of the Slazenger Golf sales license.

In North America, currency-neutral sales for brand adidas were up 8% in the first quarter and we have had visible market share gains. There are many factors – the conflict in Iraq and the weak economy to name just two – that affected consumers in the first quarter and that we believe contributed to the strong fall-off in currency-neutral backlogs to a negative 3%. After five consecutive quarters of improving backlogs – mostly double-digit – patterns changed in the late part of the first quarter with high cancellations and price compression in the face of market uncertainty. The North American organization is already moving on several initiatives.



This includes maximizing sell-through at the retail level with greater point-of-sale activity and strong advertising. Realizing, too, that consumers welcome more options in today's environment, we will also strengthen our pipeline and for Q4 will have new mid-priced products to appeal to consumers at that level.

Looking forward, underlying performance for adidas in 2003 will be strong. In Asia our growth trend will continue. In Europe, we will seize new opportunities as a result of our focused "Winning in Europe" program. And in North America, we will continue to deliver top products as we expand our scope to meet the needs of more hesitant and price-conscious consumers and retailers. The strengthening of both the Salomon and TaylorMade-adidas Golf divisions goes on – the longer-term growth of these offerings we know will bring the most value to both our Group and our investors.

I am pleased to confirm that our Group's financial and operational targets for 2003 remain unchanged, with further sales increases, a stable high gross margin and an improving operating margin. We expect our earnings to grow between 10 and 15%. Regional market developments are subject to rapid changes, but we have proven over the last three years that we are strong enough and fast enough to deliver despite the ever-changing conditions on the fields on which we compete. We have a strong team that knows how to leverage our brands and skills. We look forward to a strong 2003.



Best regards,
Herbert Hainer
Chairman, Chief Executive Officer



Our Share

Our Share /// STOCK MARKETS WORLDWIDE REMAINED UNDER PRESSURE IN THE FIRST THREE MONTHS OF 2003. UNCERTAINTIES SURROUNDING THE GEO-POLITICAL SITUATION IN IRAQ AND A FURTHER DETERIORATION OF THE OVERALL ECONOMIC OUTLOOK LED TO DECLINES IN THE PERFORMANCE OF MOST MAJOR INDICES. WHILE THE adidas-Salomon SHARE ALSO DECLINED SLIGHTLY THROUGHOUT THIS PERIOD, IT WAS STILL ABLE TO OUTPERFORM BOTH THE DAX-30 AND THE MORGAN STANLEY CAPITAL INTERNATIONAL (MSCI) WORLD TEXTILES, APPAREL & LUXURY GOODS INDEX.

SHARE PRICE DEVELOPMENT IN 2003[1]


110
100
90
80
70
Dec. 31, 2002
Mar. 31, 2003
adidas-Salomon
DAX-30
MSCI World Textiles, Apparel & Luxury Goods

[1] Index: December 31, 2002 = 100

PERFORMANCE OF THE adidas-Salomon SHARE AND IMPORTANT INDICES AT MARCH 31, 2003

		year-to-date	1 year
adidas-Salomon	%	(2)	(2)
DAX-30	%	(16)	(55)
MSCI World Textiles, Apparel & Luxury Goods	%	(5)	(22)

SHARE PRICE REMAINS STABLE IN DIFFICULT ENVIRONMENT /// After having ended 2002 as the top performer within the DAX-30 for the second consecutive year, the adidas-Salomon share price declined at the beginning of 2003 in a very volatile market environment. This dip in the stock price was mainly driven by uncertainties surrounding the geo-political situation in Iraq and disappointing quarterly results by several athletic specialty retailers in the USA. Led by the release of strong preliminary full year results by adidas-Salomon at the end of January, our share price started to recover and partially offset the previous declines. However, as a result of further deteriorations in both the overall global economic outlook and consumer sentiment in the USA, UK and Euro Zone in February, the adidas-Salomon share price again came under pressure, as did the major indices and the majority of our competitors. This development is reflected in the performance of the DAX-30, which reached its lowest level in more than seven years on March 12. Towards the end of the quarter, positive final 2002 full year results in combination with hope for a quick resolution to the war in Iraq helped our share price rise up to € 80.80 at the end of March. With a decline of only 2% compared to the 2002 year-end level, the adidas-Salomon share outperformed both the DAX-30 and the MSCI World Textiles, Apparel & Luxury Goods Index, which comprises the Group's major competitors. While these indices declined 16% and 5% respectively in the first three months of 2003, our share was one of the top performers in the DAX-30, outperforming the index by more than 14 percentage points.

didas-Salomon DAX-30 TOP PERFORMER WITHIN 12-MONTH PERIOD /// Compared to the end of the first quarter in 2002, the didas-Salomon share price declined 2%. However, it not only trongly outperformed the DAX-30 by 53 percentage points, but vas again the top performer within the index, which declined 55% during this 12-month period. In addition, adidas-Salomon's hare price development was also ahead of the MSCI World extiles, Apparel & Luxury Goods Index. This index lost 22% ersus the prior year.

€ 1.00 DIVIDEND PROPOSAL /// The adidas-Salomon Executive nd Supervisory Boards will recommend a dividend of € 1.00 for he 2002 fiscal year to our shareholders at the Annual General Meeting on May 8, 2003. This represents an increase of 9% versus the prior year's level. With a total payout of approximately € 45 million the proposal reflects a payout ratio of 20%, which s at the top end of our dividend policy.

DIRECTORS' DEALINGS NOW REPORTED ON CORPORATE WEBSITE /// Based on the amount of invitations to our Annual General Meeting in May 2003 distributed on our behalf by banks, we currently estimate a total number of around 95,000 shareholders. didas-Salomon Management, which comprises current members f the Executive and Supervisory Boards, holds less than 5% of utstanding shares. During the first quarter, Christian Tourres, member of adidas-Salomon's Supervisory Board and a former nember of the Executive Board, sold a total of 40,000 shares. Detailed information regarding Directors' Dealings can be found n the Corporate Governance section on our corporate website at www.adidas-Salomon.com.

THE adidas-Salomon SHARE

Number of shares outstanding	
first quarter average	45,437,094
at end of first quarter	45,440,250
Type of share	No-par-value share
Free float	100%
Initial Public Offering	November 17, 1995
Stock exchange	Frankfurt
Stock registration number	ISIN DE0005003404 WKN 500 340 COMMON 006103707
Stock symbol	ADS
Important indices	DAX-30 MSCI World Textiles, Apparel & Luxury Goods Deutsche Börse Prime Consumer Index Dow Jones STOXX Dow Jones EURO STOXX Dow Jones Sustainability FTSE4Good Europe

adidas-Salomon /// IN THE FIRST THREE MONTHS OF 2003, adidas-Salomon DELIVERED STRONG TOP-LINE PER- FORMANCE AND THE HIGHEST FIRST QUARTER BOTTOM-LINE MPROVEMENT IN SIX YEARS. NET SALES INCREASED 2% FROM € 1.6 BILLION IN 2002 TO € 1.7 BILLION IN 2003. ON A CURRENCY-NEUTRAL BASIS, SALES GREW 12%. THE GROUP'S GROSS MARGIN GREW 0.7 PERCENTAGE POINTS TO 42.5% N 2003 FROM 41.8% IN 2002. THIS WAS ACHIEVED DESPITE DIFFICULT RETAIL CONDITIONS IN ALL MAJOR MARKETS. THE GROUP'S OPERATING EXPENSES AS A PERCENTAGE OF NET SALES WERE REDUCED BY 0.3 PERCENTAGE POINTS TO 35.5%. AS A RESULT, OPERATING PROFIT GREW 18% TO € 116 MILLION (2002: € 98 MILLION). adidas-Salomon's INCOME BEFORE TAXES WAS € 98 MILLION, UP 23% VERSUS € 79 MILLION IN 2002. HIGHER MINORITY INTERESTS BUT LOWER TAXES ALSO MPACTED THE GROUP'S NET INCOME, WHICH GREW 19% FROM € 43 MILLION IN 2002 TO € 51 MILLION IN 2003. THIS REPRE- SENTS BASIC EARNINGS PER SHARE OF € 1.13 VERSUS € 0.95 N THE PRIOR YEAR.

WAR IN IRAQ AND SARS SCARE HINDER GLOBAL ECONOMIC GROWTH /// Macroeconomic signals from all major markets were mixed during the first three months of 2003. Despite some positive economic signals early in the year, the situation in Iraq, the resulting surge in the oil price and the outbreak of the Severe Acute Respiratory Syndrome (SARS) significantly slowed growth in most parts of the world. In the USA, consumer confidence declined in each of the three months and was at its lowest level in more than nine years at the end of March. Consumer spending as well as business investment declined significantly in the course of the quarter. In Europe, the effects of the geo-political uncertainty became increasingly evident throughout the quarter, after better-than-expected retail sales in January gave hope to a bottoming-out of the economies in the region. A rise in unemployment led to a sharp decline in consumer sentiment. Euro Zone consumer confidence hit its lowest level for almost ten years in March. As a result, private consumption deteriorated in the first quarter. After a positive start to 2003, the Japanese economy also lost most of its momentum. First quarter projections for private consumption and export growth are considerably below the 2002 level. While the situation has eased somewhat in Latin America at the beginning of 2003 compared to the prior year, most of the countries in the region continue to experience the impacts associated with the Argentinean financial crisis.

SPORTING GOODS SECTOR REMAINS UNDER PRESSURE /// The sporting goods industry remained under pressure in the first quarter of 2003. In the USA, low consumer confidence, the difficult economic conditions in general and the uncertain outcome of the ongoing tension in the Middle East all further exacerbated an already weak and strongly promotional environment. As a result, sporting goods retailers reported modest to disappointing sales and earnings results with particular weakness in the month of March. In Europe, despite difficult market conditions, retailers experienced modest sales growth, particularly in Italy, Spain and France. In Asia, growth in the athletic goods sector continued prior to the SARS outbreak which literally halted retail sales in major metropolitan areas such as Hong Kong and Singapore.

Q1 NET SALES € in millions



1999	1,390
2000	1,517
2001	1,558
2002	1,638
2003	1,669

Q1 2003 NET SALES BY REGION


Latin America 2%
56% Europe
Asia 17%
North America 25%

Management Discussion & Analysis

;ROUP BUSINESS PERFORMANCE

didas-Salomon CURRENCY-NEUTRAL SALES INCREASE 2% /// Consolidated net sales for the Group grew 2% from : 1.6 billion in the first three months of 2002 to reach € 1.7 bil-ion in the same period of 2003. On a currency-neutral basis, ;roup sales increased 12%.

.didas BRAND DRIVES GROUP GROWTH /// Sales at brand ıdidas drove Group performance in the first quarter of 2003. ıdidas revenues increased by 6% from € 1.3 billion in 2002 to : 1.4 billion in 2003. On a currency-neutral basis, this increase vas 16% and represents the brand's highest gain in more than our years. Drivers of this growth were strong developments n running, football and basketball. Salomon sales grew 1% +7% currency-neutral) from € 123 million to € 124 million. This mprovement reflects solid double-digit growth in apparel, bicycle omponents and alpine skis in the otherwise challenging winter narket sector. At TaylorMade-adidas Golf, sales declined 24% –11% currency-neutral) from € 176 million to € 134 million. 'his decline was driven primarily by a timing effect due to global roduct introductions which came in the fourth quarter of 2002 ersus the traditional launches in the first quarter.

;ALES IN EUROPE UP 10% /// Sales for adidas-Salomon in :urope increased 10% from € 851 million in the first quarter of 002 to € 933 million in 2003. On a currency-neutral basis, this ncrease was 12%, representing the strongest growth in our ome market in seven quarters. Sales at brand adidas grew 11% +14% currency-neutral) from € 741 million in 2002 to € 825 mil-ion in 2003, reflecting particularly strong development in Italy, 'rance and Germany. Salomon sales also increased, with :uropean sales up 11% (+12% currency-neutral) as a result of mproving alpine ski and inline skate sales throughout the egion. Mavic and Cliché sales also grew at double-digit rates. 'aylorMade-adidas Golf revenues declined 33% (–27% currency-ıeutral) from € 30 million in 2002 to € 20 million in 2003, reflect-ng the new product launch schedule.

CURRENCY-NEUTRAL ASIAN SALES INCREASE 21% /// Asia was again the fastest growing region for the Group in the first quarter. Sales increased 8% to reach € 281 million in 2003 (2002: € 260 million). On a currency-neutral basis, this increase was 21%. adidas sales grew 16% (+30% currency-neutral) from € 202 million in 2002 to € 234 million in 2003, driven by vigorous growth of adidas in Japan, South Korea and China. Salomon sales declined 20% in Asia (–12% currency-neutral), as a result of continued poor winter business and the over-stocked outdoor footwear market in Japan. In other Asian markets, Salomon grew at strong double-digit rates, albeit from a very small base. TaylorMade-adidas Golf sales declined 20% (–10% currency-neutral) as a result of strong declines in the Japanese golf market.

CURRENCY-NEUTRAL REVENUES IN NORTH AMERICA GROW 4% /// In North America, 2003 first quarter sales for the Group declined 15% to € 405 million versus € 475 million in the prior year. However, on a currency-neutral basis sales increased 4%. Underlying growth was driven by brand adidas, where sales in the first quarter declined 12% to € 306 million (2002: € 346 million), but increased 8% on a currency-neutral basis. This highlights the continued momentum of the brand despite increasingly difficult market conditions. Sales at Salomon decreased 18% (–1% currency-neutral) as a result of lower inline skate sales. Sales at TaylorMade-adidas Golf were down 25% from € 94 million to € 70 million (–9% currency-neutral), impacted by the non-renewal of the Slazenger Golf license agreement and the difficult golf retail environment.

Q1 2003 NET SALES GROWTH BY BRAND AND REGION[1] in %

	Europe	North America	Asia	Latin America	Total
adidas	11	(12)	16	(8)	6
Salomon	11	(18)	(20)	(19)	1
TaylorMade-adidas Golf	(33)	(25)	(20)	–	(24)
Total	10	(15)	8	(8)	2

[1] Versus the prior year

Q1 2003 CURRENCY-NEUTRAL NET SALES GROWTH BY BRAND AND REGION[1] in %

	Europe	North America	Asia	Latin America	Total
adidas	14	8	30	45	16
Salomon	12	(1)	(12)	36	7
TaylorMade-adidas Golf	(27)	(9)	(10)	–	(11)
Total	12	4	21	45	12

[1] Versus the prior year



adidas /// CLIMACOOL® 2
RUNNING SHOE

.ATIN AMERICA SALES GROW 45% ON A CURRENCY-NEUTRAL 3ASIS /// In Latin America, where revenues are generated pre-lominately by brand adidas, sales declined 8% in the first quar-er of 2003 to € 36 million (2002: € 39 million). However, this was olely the result of negative currency developments in the region.)n a currency-neutral basis, sales grew 45% on higher sales in ırgentina, Brazil and Chile. Salomon and TaylorMade-adidas iolf, while only minor components in overall sales, continued o grow rapidly on a currency-neutral basis.

'OOTWEAR SALES DRIVE GROWTH /// Sales of footwear within he adidas-Salomon Group grew 10% to reach € 841 million ı the first three months of 2003 (2002: € 768 million). On a urrency-neutral basis this growth was 22%. The strongest ıcrease came from the adidas Sport Performance football and unning categories, where sales increased at strong double-digit ates. Apparel sales declined 3% from € 592 million in 2002 to : 577 million in 2003, although on a currency-neutral basis evenues actually increased 5%. Drivers of this improvement vere Sport Heritage, where sales more than doubled, as well as ne Sport Performance categories running and basketball. Sales ı hardware declined 9% (+1% currency-neutral) from € 278 mil-on in 2002 to € 251 million in 2003, as a result of lower hard-vare sales at TaylorMade-adidas Golf.



idas SPORT STYLE ///
)ODED SWEAT

GROUP GROSS MARGIN GROWS /// adidas-Salomon gross profit grew 4% in the first three months of 2003 to reach € 708 million versus € 684 million in 2002. In addition to positive top-line development, this improvement was driven by a 0.7 percentage point gross margin improvement to 42.5% (2002: 41.8%). adidas gross margin improved 0.5 percentage points from 39.0% of sales in 2002 to 39.5% in 2003. An improving product mix and selective price increases all contributed to this positive development. At Salomon, gross margin rose 0.7 percentage points to 33.5% (2002: 32.8%) as a result of an improved product mix and increased production efficiencies. TaylorMade-adidas Golf's gross margin declined 6.1 percentage points from 50.0% in the first quarter of 2002 to 43.9% in 2003. The major driver of this decline was the higher proportion of clearance sales, which generally carry a lower gross margin.

OPERATING EXPENSES NEAR STABLE WITH PRIOR YEAR /// Operating expenses, including selling, general and administrative expenses (SG&A) and depreciation and amortization (excluding goodwill), grew 1% from € 585 million in the first quarter of 2002 to € 592 million in 2003. As a percentage of net sales this equates to 35.5% which is 0.3 percentage points lower than the 2002 level of 35.8%. Timing effects associated with increased advertising for global brand concepts in the first quarter drove the 6% increase in operating expenses at brand adidas to € 419 million (2002: € 394 million) despite reductions in operating overheads as a percentage of net sales. At Salomon and TaylorMade-adidas Golf, operating expenses decreased 16% and 24% respectively, reflecting the increased focus on overhead cost control.

RESEARCH AND DEVELOPMENT EXPENDITURE VIRTUALLY UNCHANGED IN FIRST THREE MONTHS OF 2003 /// In the first quarter of 2003, expenditures for research and development were virtually unchanged at € 20 million. The majority of these expenditures were made to support footwear innovation in the adidas Sport Performance division.

Q1 GROSS MARGIN in %

Year	%
1999	42.7
2000	42.0
2001	41.7
2002	41.8
2003	42.5

·PERATING PROFIT GROWS 18% /// Operating profit for the ·roup increased 18% from € 98 million in 2002 to € 116 million ı 2003. Top-line growth was supported by both gross margin nprovements and operating expense reductions as a percentage f sales. As a result, our operating margin increased 0.9 percent-ge points from 6.0% in the first quarter of 2002 to 7.0% in 2003. didas operating profit grew 9% from € 125 million in 2002 to : 135 million in 2003 driven by increased sales and higher gross ıargin. Salomon operating profit improved by 43% from negative : 27 million in 2002 to negative € 15 million in 2003, largely due ɔ significant operating expense reductions. TaylorMade-adidas ·olf operating profit declined 84% from € 14 million in 2002 to : 2 million in 2003, driven by lower sales and gross margins /hich could not be compensated by lower operating expenses.

ION-OPERATING ITEMS DEVELOP POSITIVELY /// adidas-·alomon goodwill amortization was virtually unchanged versus he prior year at € 11 million in the first quarter of 2003. Financial ·xpenses declined 5% from € 19 million in the first quarter of ·002 to € 18 million in 2003. The reduction was positively impacted ·y the Group's lower average borrowings. Royalty and commis-·ion income was stable at € 11 million in the first quarter of 2003.



3

d:das COLOURS /// ALTERTOP

INCOME BEFORE TAXES UP 23% /// As a result of strong operating results and positive non-operating item development, adidas-Salomon first quarter IBT increased 23% from € 79 million to € 98 million in 2003. As a percentage of net sales, income before taxes improved by 1.0 percentage points from 4.8% in 2002 to 5.8% in 2003, reflecting operating improvements within the Group.

NET INCOME GROWS 19% /// Net income for the Group increased 19% from € 43 million in the first quarter of 2002 to € 51 million in 2003. Solid sales, better gross margins and lower operating expenses as a percentage of net sales all contributed to this improvement. Minority interests doubled to € 6 million (2002: € 3 million) due to strong results from adidas South Korea. The Group tax rate improved by 0.9 percentage points from 41.9% in the first quarter of 2002 to 41.0% in 2003.

€ 1.13 BASIC EARNINGS PER SHARE /// adidas-Salomon basic earnings per share were € 1.13 for the first quarter of 2003 versus € 0.95 in 2002. This is a 19% year-over-year increase and the highest first quarter improvement in six years. The Group's total number of shares outstanding increased by 17,750 shares in the first quarter of 2003 to 45,440,250 as a result of the second exercise period of Tranche II of the Management Stock Option Plan (MSOP) of adidas-Salomon AG. Consequently, the average number of shares used in the calculation of basic earnings per share was 45,437,094 (Q1 2002 average: 45,349,200). First quarter diluted earnings per share were also € 1.13 in 2003. In 2002 diluted earnings per share did not exist (see note 3, page 24).

EMPLOYEE NUMBER INCREASES IN STRATEGICALLY IMPORTANT AREAS /// At March 31, 2003, adidas-Salomon employed 14,815 people. This represents an increase of 5% versus the previous year's level of 14,053 and a 1% increase since the end of 2002 when the Group employed 14,716 people. New employees were primarily added in the own-retail and marketing areas.

OPERATING PROFIT BY QUARTER € in millions



Q1 2003 116
Q1 2002 98
Q2 2002 69
Q3 2002 243
Q4 2002 66

Q1 NET INCOME € in millions



1999 61
2000 53
2001 46
2002 43
2003 51

INANCE AND INVESTMENT

4PROVED WORKING CAPITAL MANAGEMENT SUPPORTS LIGHT DECLINE IN TOTAL ASSETS /// At the end of the first uarter of 2003, total assets declined by 2% to € 4.3 billion ersus € 4.4 billion in the prior year. This decrease reflects a eduction in current assets as a result of the Group's improving nventory and receivables management. Compared to the 2002 ear-end level of € 4.3 billion, total assets increased by 2%.

PERATING WORKING CAPITAL DECREASES /// Group inventories ere reduced by 8% from € 1.2 billion at the end of the first uarter of 2002 to € 1.1 billion in 2003. On a currency-neutral asis, inventories increased 2%, which is considerably below ales growth expectations for the second quarter. Inventories eclined 6% versus the 2002 year-end level of € 1.2 billion. eceivables decreased year-over-year by 3% to € 1.4 billion in 003 versus € 1.4 billion in 2002. On a currency-neutral basis, eceivables increased by 9%. This rate is below the Group's rst quarter currency-neutral sales growth and reflects strict iscipline in the Group's trade terms management. Receivables ncreased 9% versus the December 31, 2002 level of € 1.3 billion.

OTHER LIABILITIES INCREASE DUE TO FAIR VALUATION OF FINANCIAL INSTRUMENTS /// Other current liabilities increased 20% from € 131 million at the end of the first quarter of 2002 to € 157 million in 2003. Other non-current liabilities grew 96% from € 11 million in 2002 to € 22 million. Both these increases were caused primarily by the fair valuation of financial instruments used for hedging activities within the Group.

EQUITY RATIO FURTHER STRENGTHENED /// The Group's equity base was further strengthened in the first quarter of 2003. Equity rose 8% from € 1.0 billion in 2002 to € 1.1 billion in 2003. The majority of the net income was retained within the Group and used to strengthen the equity base. Negative effects came from the translation of foreign subsidiaries' equity into euro due to the decline in the US dollar and other foreign currencies versus the euro. The equity ratio rose by 2.3 percentage points from 23.7% in 2002 to 26.0% in 2003. Compared to the 2002 year-end level of € 1.1 billion, equity increased by 4%.

TOTAL ASSETS[1] € in millions

Year	Total assets
1999	3,406
2000	3,763
2001	4,189
2002	4,420
2003	4,341

[1] At March 31

EQUITY RATIO[1] in %

1999	15.4
2000	19.8
2001	21.6
2002	23.7
2003	26.0

[1] At March 31

NET TOTAL BORROWINGS[1] € in millions

Q1 2003	1,624
Q1 2002	1,909
Q2 2002	1,849
Q3 2002	1,843
Q4 2002	1,498

[1] At end of period

FIXED ASSETS DECREASE /// Fixed assets decreased by 4% from € 1.1 billion at the end of the first quarter of 2002 to € 1.1 billion in 2003.

OTHER ASSETS UP 29% /// Other current assets increased 16% from € 285 million at the end of the first quarter of 2002 to € 331 million in 2003. Non-current assets grew 69% from € 95 million in 2002 to € 160 million in 2003. The increase in non-current assets is mainly due to the purchase of a 10% participation in the Bayern Munich football club in July 2002.



adidas ORIGINALS "DRIVING PACKAGE" /// SAN REMO

CASH FLOW AND INVESTMENTS /// In the first quarter of 2003, the Group used € 109 million of net cash in operating activities to finance working capital needs in accordance with the seasonality of our business. Cash outflow for investing activities was € 18 million, a reduction of 83% versus the 2002 level of € 106 million and included the purchase of tangible and intangible assets. 2002 figures included our acquisition of the remaining shares of adidas Italy. The net cash used for acquiring subsidiaries in an amount of € 18 million in 2002 is related to the acquisition of the Arc'Teryx brand. Spending for property, plant and equipment such as investments in adidas own-retail activities decreased by 24% from € 19 million in the first quarter of 2002 to € 15 million in 2003. The cash used in operating and investing activities was financed exclusively with long-term borrowings.

NET BORROWINGS REDUCED BY € 285 MILLION /// Net borrowings at March 31, 2003 were € 1.6 billion, down 15% or € 285 million versus € 1.9 billion in the prior year. Positive currency effects influenced Group borrowing levels, contributing roughly half of the improvement. Versus the year-end level of € 1.5 billion, debt increased 8% reflecting the seasonality of the business.

adidas /// BRAND adidas DELIVERED STRONG RESULTS

N THE FIRST QUARTER OF 2003. SALES INCREASED 6% FROM € 1.3 BILLION IN 2002 TO € 1.4 BILLION IN 2003. ON A CURRENCY-NEUTRAL BASIS, THIS INCREASE WAS 16%, WITH POSITIVE UNDERLYING PERFORMANCE IN ALL REGIONS. CURRENCY-NEUTRAL SALES IN THE SPORT PERFORMANCE AND SPORT HERITAGE DIVISIONS BOTH GREW AT DOUBLE-DIGIT RATES AND SPORT STYLE SALES GOT OFF TO A STRONG START IN THE QUARTER WITH SALES OF € 5 MILLION. adidas GROSS MARGIN INCREASED 0.5 PERCENTAGE POINTS FROM 39.0% IN THE FIRST QUARTER OF 2002 TO 39.5% IN 2003 AS A RESULT OF AN IMPROVING PRODUCT MIX AND SELECTIVE PRICE INCREASES. OPERATING EXPENSES INCREASED SLIGHTLY AS A RESULT OF THE TIMING OF GLOBAL ADVERTISING INITIATIVES. OPERATING PROFIT GREW 9% FROM € 125 MILLION IN 2002 TO € 135 MILLION IN 2003. THE OUTLOOK FOR BRAND adidas IS ALSO POSITIVE, WITH ORDERS UP 9% ON A CURRENCY-NEUTRAL BASIS (–2% IN EURO TERMS). ASIA AND EUROPE ARE BOTH STRONG CONTRIBUTORS TO THIS POSITIVE ORDER DEVELOPMENT.

CURRENCY-NEUTRAL SALES GROW 16% /// Sales for brand adidas grew 6% in the first quarter, from € 1.3 billion in 2002 to € 1.4 billion in 2003. On a currency-neutral basis, this increase was 16% and represents the strongest adidas sales growth in more than four years. Drivers of this strong underlying performance were currency-neutral sales increases in all regions. In particular, adidas sales in Asia and Europe were major contributors to this development, with increases of 16% (+30% currency-neutral) and 11% (+14% currency-neutral) respectively. Sales from adidas own-retail activities grew 4% (+18% currency-neutral) in the first quarter of 2003 to € 89 million (2002: € 85 million). This was driven by concept store openings and improved comparable sales.

SPORT PERFORMANCE GROWTH DRIVEN BY FOOTBALL, RUNNING AND BASKETBALL /// Sales in the Sport Performance division grew 3% from € 1.1 billion in the first three months of 2002 to € 1.1 billion in 2003. On a currency-neutral basis, sales grew nearly 15%. Football, running and basketball were the primary drivers of this growth.

SPORT HERITAGE SALES GROW 14% /// Sales in the Sport Heritage division grew 14% from € 238 million in the first quarter of 2002 to € 271 million in 2003. On a currency-neutral basis, this growth was more than 20%. Both footwear and apparel sales grew strongly.

SPORT STYLE SALES START STRONGLY /// Sport Style sales commenced in February 2003 and were characterized by strong sell-throughs at very limited retail outlets. Sales in the first quarter were € 5 million. The fall/winter collection of Sport Style products will be available in the third quarter of 2003.



adidas /// THE T-MAC 2
BASKETBALL SHOE

adidas AT A GLANCE € in millions

	1st Quarter 2003	1st Quarter 2002	Change
Net sales	1,405	1,330	6%
Gross margin	39.5%	39.0%	0.5pp
Operating profit	135	125	9%

Q1 2003 adidas NET SALES BY REGION


Latin America 2%
59% Europe
Asia 17%
North America 22%

adidas NET SALES BY QUARTER € in millions

Quarter	Net sales
Q1 2003	1,405
Q1 2002	1,330
Q2 2002	1,224
Q3 2002	1,496
Q4 2002	1,055

GROSS MARGIN IMPROVEMENT REFLECTS BETTER PRODUCT MIX /// adidas gross margin grew 0.5 percentage points from 39.0% in the first quarter of 2002 to 39.5% in 2003. Drivers of this improvement were selective price increases and an improved product mix. This improvement coupled with the brand's top-line growth led to a gross profit improvement of 7% in the first quarter from € 519 million in 2002 to € 554 million in 2003.

OPERATING PROFIT AND MARGIN IMPROVE /// In the first quarter of 2003, adidas operating profit grew 9% to € 135 million versus € 125 million in the prior year. This occurred despite a 0.2 percentage point increase in operating expenses as a percentage of sales to 29.8% (2002: 29.6%). The increase was driven by the timing of advertising initiatives, which were more heavily weighted to the first quarter than they had been in 2002. Operating margin for the brand also developed positively, up 0.3 percentage points from 9.4% in the first three months of 2002 to 9.6% in 2003.

ORDER BACKLOG MOMENTUM CONTINUES /// Order backlogs at the end of the first quarter of 2003 for brand adidas declined 2%. On a currency-neutral basis, however, this equates to an increase of 9%, and was achieved despite an increasingly difficult marketplace. This strong performance represents the seventh consecutive quarter of positive underlying backlog growth for brand adidas. Footwear backlogs declined 1% but were up 11% on a currency-neutral basis. Apparel was down 3%, however in currency-neutral terms this is an increase of 6%.

In Europe, orders increased 8% (+12% currency-neutral) supported by strong footwear which increased 14% (+19% currency-neutral). Apparel backlogs grew 3%. On a currency-neutral basis, this is a 7% increase and marks the highest apparel growth in the region since 1998.

In Asia, backlogs grew 7% (+22% currency-neutral), with strong improvements coming from Japan and China. Footwear backlogs declined 2% (+12% currency-neutral), while apparel orders grew 21% (+38% currency-neutral).

In North America, order backlogs declined in the quarter. Total backlogs decreased 22% (–3% currency-neutral). Footwear backlogs declined 20% (+0% currency-neutral) as a result of the very poor retail environment in the USA and Canada. Apparel orders declined 27% (–9% currency-neutral). However, this reduction reflects improvements in our global supply chain, which have allowed us to shorten the order window for customers by one full month starting in the first quarter of 2003. On a like-for-like basis, currency-neutral apparel orders increased at mid-single-digit rates.



adidas COLOURS /// T-SHIRT

adidas ORDER BACKLOGS BY PRODUCT CATEGORY AND REGION[1] changes in %

	Europe	North America	Asia	Total
Footwear	14	(20)	(2)	(1)
Apparel	3	(27)	21	(3)
Total	8	(22)	7	(2)

[1] At March 31, 2003, change year-over-year

adidas ORDER BACKLOGS BY PRODUCT CATEGORY AND REGION, CURRENCY-NEUTRAL[1] changes in %

	Europe	North America	Asia	Total
Footwear	19	0	12	11
Apparel	7	(9)	38	6
Total	12	(3)	22	9

[1] At March 31, 2003, change year-over-year

alomon /// THE FINANCIAL RESULTS OF THE FIRST QUAR-
ER OF 2003 DELIVERED THE FIRST EVIDENCE OF AN IMPROV-
IG SALES OUTLOOK AND STRENGTHENED Salomon's MARKET
OSITION. SALES GREW 1% FROM € 123 MILLION IN 2002 TO
124 MILLION IN 2003. ON A CURRENCY-NEUTRAL BASIS,
ALES INCREASED 7%. GROSS MARGINS IMPROVED 0.7 PER-
ENTAGE POINTS FROM 32.8% IN 2002 TO 33.5% IN 2003.
PERATING EXPENSES WERE REDUCED STRONGLY, DUE TO
TRICT COST MANAGEMENT. AS A RESULT OF IMPROVEMENTS
I ALL OPERATING CATEGORIES, Salomon OPERATING PROFIT
OSE BY 43% FROM NEGATIVE € 27 MILLION IN 2002 TO NEGA-
VE € 15 MILLION IN 2003. IN LIGHT OF THESE RESULTS AND
IE FEEDBACK WE HAVE FROM RETAILERS, WE ARE CONFI-
ENT THAT UNDERLYING Salomon SALES WILL DEVELOP POSI-
VELY IN 2003.

SALES GROWING AGAIN /// Salomon sales in the first quarter of 2003 grew 1% to € 124 million from € 123 million in 2002. On a currency-neutral basis this represents a growth of 7%. Strong gains in Europe offset declines in other regions. From a category perspective, double-digit increases came in the apparel, bicycle components and alpine ski categories.

GROSS PROFIT IMPROVES REFLECTING PRODUCTION EFFICIENCIES /// Salomon gross profit increased 3% from € 40 million in the first three months of 2002 to € 41 million in 2003. This reflects the 0.7 percentage point improvement in Salomon gross margin from 32.8% in 2002 to 33.5% in 2003. This development was driven by strong gains at Mavic as well as increasing production efficiencies.

OPERATING PROFIT IMPROVES BY 43% /// Salomon operating profit improved 43% in the first quarter from negative € 27 million in 2002 to negative € 15 million in 2003. This negative figure reflects the seasonality of Salomon's business, where expenses as a percentage of net sales are disproportionately high in the first quarter. In addition to improving revenues and gross margins, a major reduction in operating expenses was responsible for this development. Operating expenses as a percentage of net sales decreased 9.0 percentage points from 54.9% in 2002 to 45.9% in 2003. Improvements in all operating expense categories helped drive this reduction. Salomon operating margin also improved 9.7 percentage points from negative 22.1% in 2002 to negative 12.4% in 2003.

POSITIVE UNDERLYING SALES GROWTH IN 2003 /// Because of the strong seasonality of Salomon's business and the often short-term nature of orders within the winter sports industry, we do not provide backlog information for the Salomon family of brands. Nevertheless, Salomon's improved position in the first quarter makes our outlook of positive currency-neutral sales development for the year realistic.

Salomon AT A GLANCE € in millions

	1st Quarter 2003	1st Quarter 2002	Change
Net sales	124	123	1%
Gross margin	33.5%	32.8%	0.7pp
Operating profit	(15)	(27)	43%

Q1 2003 Salomon NET SALES BY REGION



Latin America 1%
72% Europe
North America 24%
Asia 3%

Salomon NET SALES BY QUARTER € in millions



Q1 2003 124
Q1 2002 123
Q2 2002 71
Q3 2002 230
Q4 2002 260



Salomon /// CROSSMAX™ PILOT SKI

aylorMade-adidas Golf /// AFTER THREE YEARS OF

TRONG SALES AND PROFIT DEVELOPMENT, TaylorMade-adidas olf BUSINESS CONSOLIDATED IN THE FIRST QUARTER OF 003. SALES DECLINED 24% (-11% CURRENCY-NEUTRAL) FROM 176 MILLION IN 2002 TO € 134 MILLION IN 2003. GROSS MAR-IN WAS DOWN 6.1 PERCENTAGE POINTS FROM 50.0% IN 2002 O 43.9% IN 2003, REFLECTING THE HIGHER PROPORTION F CLEARANCE SALES. OPERATING PROFIT DECREASED 84% ROM € 14 MILLION IN 2002 TO € 2 MILLION IN 2003. DESPITE HIS DEVELOPMENT, WHICH WAS IMPACTED BY TIMING FFECTS, WE EXPECT UNDERLYING SALES TO BE STABLE WITH CREASING PROFITABILITY.


orMade /// RAC OS IRON

SALES DECLINE /// First quarter sales at TaylorMade-adidas Golf were down 24% from € 176 million in 2002 to € 134 million in 2003. On a currency-neutral basis, this decrease was 11%. Excluding the € 7 million of Slazenger Golf sales that was included in last year's sales as part of a licensing partnership with Dunlop Slazenger, which was not renewed in 2003, sales declined 21% (-8% currency-neutral). Sales declined in all regions as a result of global product launches that took place in the fourth quarter of 2002 versus the first quarter in prior years.

GROSS MARGIN REFLECTS TOUGH MARKET ENVIRONMENT /// Gross margin declined 6.1 percentage points from 50.0% in the first three months of 2002 to 43.9% in 2003. This decline was mainly due to the higher proportion of clearance sales, which generally carry a lower gross margin. As a result of this development and the reduced quarterly revenue, TaylorMade-adidas Golf gross profit decreased 33% from € 88 million in the first three months of 2002 to € 59 million in 2003.

OPERATING PROFIT DECLINES /// Operating profit for TaylorMade-adidas Golf decreased 84% from € 14 million in 2002 to € 2 million in 2003. In addition to lower sales and gross margin, operating expenses decreased significantly in the quarter reflecting strict cost control. Operating expenses as a percentage of net sales were unchanged at 42.3%. As a result, the operating margin decreased 6.1 percentage points from 7.7% in 2002 to 1.6% in 2003.

SALES PERFORMANCE THROUGHOUT 2003 REFLECTING NON-RENEWAL OF SLAZENGER GOLF LICENSE /// Because backlogs are measured differently in golf than in other parts of our business, we do not provide order information for TaylorMade-adidas Golf. However, it is clear that TaylorMade-adidas Golf sales are unlikely to be maintained at prior year levels. Elimination of the Slazenger Golf business from 2003 sales will reduce our full year golf revenues by approximately € 25 million. Excluding this effect, we continue to expect stable currency-neutral sales at TaylorMade-adidas Golf and operating profit improvements for the full year.

TaylorMade-adidas Golf AT A GLANCE € in millions

	1st Quarter 2003	1st Quarter 2002	Change
Net sales	134	176	(24%)
Gross margin	43.9%	50.0%	(6.1pp)
Operating profit	2	14	(84%)

Q1 2003 TaylorMade-adidas Golf NET SALES BY REGION



Asia 32%
53% North America
Europe 15%

TaylorMade-adidas Golf NET SALES BY QUARTER € in millions



Q1 2003 134
Q1 2002 176
Q2 2002 203
Q3 2002 137
Q4 2002 191

utlook /// AS A RESULT OF OUR FIRST QUARTER PERFOR-
IANCE AND BUSINESS EXPECTATIONS FOR THE REST OF 2003,
/E CONFIRM OUR SALES AND EARNINGS GUIDANCE AS PRO-
IDED WITH OUR 2002 FULL YEAR RESULTS. GROUP REVENUES
RE EXPECTED TO INCREASE BY AROUND 5% ON A CURRENCY-
EUTRAL BASIS, WITH SOLID CURRENCY-NEUTRAL GROWTH
I ASIA AND BETTER THAN ORIGINALLY FORECAST SALES IN
UROPE. IN NORTH AMERICA, CURRENCY-NEUTRAL SALES
RE LIKELY TO GROW AT MID-SINGLE-DIGIT RATES. IN LATIN
MERICA, WE CONTINUE TO EXPECT HEALTHY CURRENCY-
EUTRAL SALES DEVELOPMENT. GROSS MARGIN IS EXPECTED
O BE BETWEEN 42 AND 43% AND OPERATING MARGIN WILL
IPROVE. AS A RESULT OF THESE DEVELOPMENTS, GROUP
ARNINGS FOR THE FULL YEAR ARE EXPECTED TO GROW
ETWEEN 10 AND 15%.


adidas

das ORIGINALS ///
OE CARRY BAG

RISK IDENTIFICATION AND ANALYSIS /// The international sporting goods industry is highly competitive and success depends on the correct assessment of future trends and challenges. At adidas-Salomon, our Management continuously gathers and analyzes business intelligence, including a qualitative assessment of the future business environment, in order to best identify strategies to avoid or lower risk. The potential impacts of the Severe Acute Respiratory Syndrome (SARS) on our business have been identified as part of the Group's ongoing risk analysis process. Areas of potential impact include consumer spending as well as production and supply. The situation, however, is being actively monitored, reported and communicated within the Group and with our business partners. We currently do not anticipate major impacts on our global business prospects as a result of SARS. Furthermore, with respect to the current business outlook, no immediate risks have been identified which could jeopardize the Group's ongoing business health and viability.

NO MATERIAL TRANSACTIONS SINCE THE END OF THE FIRST QUARTER /// No material transactions at the Group or brand level occurred between the end of the first quarter of 2003 and the publication of this report on April 30, 2003.

ECONOMIC ENVIRONMENT EXPECTED TO REMAIN SLUGGISH /// Given the uncertainties surrounding the post-war situation in the Middle East and the future impact of the SARS related crisis, the development of the overall global economic performance for the remainder of the year remains unclear. For the USA, the economy is likely to remain sluggish in the near term. However, with the end of the war in Iraq as well as further anticipated tax reductions and continued low interest rates, GDP growth has the potential to recover moderately starting in the second half of the year. In Europe, the low level of consumer sentiment points to weak private spending in the first half of 2003, as consumer confidence has proven to be a reliable indicator for European households' propensity to consume in the past. As a result, economic growth projections for the year have been revised downwards. 2003 GDP growth is now expected to be consistent with the low levels of the last two years. As a result of the weak global economy and its high dependence on exports, Japanese GDP is expected to grow at a rate of less than 1% in 2003. After a GDP decline in 2002 and despite continued weakness in private consumption, Latin America is expected to experience positive economic growth in 2003 mainly driven by a rise in business investment.

CONSERVATIVE SPORTING GOODS SECTOR OUTLOOK /// The outlook for the sporting goods sector in 2003 remains mixed. Despite strong price compression in the North American sporting goods market, a strong product cycle is expected to drive sector improvements in the second half of the year. In Europe, the strength of major brands in an otherwise lackluster retail environment should continue to drive growth for branded sporting goods suppliers. In Asia, it is still too early to quantify the likely SARS impact on the sporting goods industry as a whole.

TRONG SALES IN ASIA AND HIGHER THAN EXPECTED ROWTH IN EUROPE TO DRIVE adidas-Salomon SALES ROWTH IN 2003 /// As a result of adidas backlogs, retailer edback and the anticipated macroeconomic environment, we ntinue to expect Group revenue growth of around 5% on a rrency-neutral basis. This will be driven by solid sales growth Asia and higher than originally anticipated sales in Europe. North America, we expect currency-neutral sales to grow at id-single-digit rates. In Latin America, solid sales increases e expected, although growth in the region is uncertain because regional effects tied to financial crises in several key markets. eported sales in all regions, however, will be negatively impacted the strengthening euro.

ROSS MARGIN STRENGTH CONTINUES /// Based on the posi- e development of adidas' gross margin in the first quarter and e strengthening euro, which will impact gross margin more gnificantly throughout the year, we expect Group gross margin be between 42 and 43%.

OPERATING MARGIN IMPROVEMENT EXPECTED /// adidas-Salomon continues to expect visible operating margin improvement in 2003.

NET INCOME TO INCREASE 10 TO 15% /// As a result of the strong underlying sales development within the Group as well as continued gross margin and operating expense improvements, we confirm our 2003 full year earnings target of 10 to 15% net income growth.



adidas SPORT STYLE /// Y-3 SPRINT RUNNING SHOE

onsolidated Balance Sheet

ONSOLIDATED BALANCE SHEET (IFRS) € in millions

	March 31 2003	March 31 2002	Change in %	Dec. 31 2002
sh and cash equivalents	**68**	80	(14.9)	76
counts receivable	**1,410**	1,450	(2.7)	1,293
ventories	**1,119**	1,220	(8.3)	1,190
her current assets	**331**	285	16.1	267
tal current assets	**2,929**	3,036	(3.5)	2,826
operty, plant and equipment, net	**341**	380	(10.2)	366
odwill, net	**627**	654	(4.1)	639
her intangible assets, net	**113**	88	28.8	115
ferred tax assets	**171**	168	2.0	170
her non-current assets	**160**	95	68.6	145
tal non-current assets	**1,413**	1,384	2.0	1,435
tal assets	**4,341**	4,420	(1.8)	4,261
ort-term borrowings	**0**	458	(100.0)	0
counts payable	**524**	564	(7.0)	668
come taxes	**137**	114	20.8	112
crued liabilities and provisions	**468**	376	24.7	451
her current liabilities	**157**	131	20.3	149
tal current liabilities	**1,287**	1,642	(21.6)	1,381
ng-term borrowings	**1,693**	1,532	10.5	1,574
nsions and similar obligations	**99**	92	7.2	99
ferred tax liabilities	**53**	44	20.0	51
her non-current liabilities	**22**	11	96.2	19
tal non-current liabilities	**1,867**	1,679	11.2	1,743
nority interests	**58**	50	15.7	56
areholders' equity	**1,130**	1,049	7.7	1,081
al liabilities, minority interests and shareholders' equity	**4,341**	4,420	(1.8)	4,261

nding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

ONSOLIDATED INCOME STATEMENT (IFRS) € in millions

	1st Quarter 2003	1st Quarter 2002	Change
et sales	**1,669**	1,638	1.9%
ost of sales	**960**	954	0.7%
ross profit	**708**	684	3.6%
(in % of net sales)	**42.5%**	41.8%	0.7pp
elling, general and administrative expenses	**567**	563	0.8%
(in % of net sales)	**34.0%**	34.4%	(0.4pp)
epreciation and amortization (excl. goodwill)	**25**	23	10.3%
perating profit	**116**	98	17.9%
(in % of net sales)	**7.0%**	6.0%	0.9pp
oodwill amortization	**11**	11	1.4%
oyalty and commission income	**11**	11	(1.2%)
nancial expenses, net	**18**	19	(5.3%)
come before taxes	**98**	79	23.2%
(in % of net sales)	**5.8%**	4.8%	1.0pp
come taxes	**40**	33	20.5%
(in % of income before taxes)	**41.0%**	41.9%	(0.9pp)
et income before minority interests	**58**	46	25.1%
inority interests	**(6)**	(3)	109.1%
et income	**51**	43	19.1%
(in % of net sales)	**3.1%**	2.6%	0.4pp
sic earnings per share (in €)	**1.13**	0.95	18.9%
luted earnings per share (in €)	**1.13**	–	–

unding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

'onsolidated Income Statement

ONSOLIDATED STATEMENT OF CASH FLOWS (IFRS) € in millions

	1st Quarter 2003	1st Quarter 2002
perating activities:		
ncome before taxes	**98**	79
djustments for:		
Depreciation and amortization (incl. goodwill)	**40**	38
Unrealized foreign exchange losses/(gains), net	**9**	(9)
Interest income	**(3)**	(2)
Interest expense	**18**	16
perating profit before working capital changes	**162**	123
Increase in receivables and other current assets	**(171)**	(209)
Decrease in inventories	**70**	62
Decrease in accounts payable and other current liabilities	**(126)**	(27)
ash used in operations	**(66)**	(52)
Interest paid	**(18)**	(16)
Income taxes paid	**(26)**	(47)
et cash used in operating activities	**(109)**	(114)
vesting activities:		
Purchase of goodwill and other intangible assets	**(9)**	(75)
Purchase of property, plant and equipment	**(15)**	(19)
Proceeds from sale of property, plant and equipment	**16**	0
Acquisition of subsidiaries net of cash acquired	**0**	(18)
(Increase)/Decrease in investments and other non-current assets	**(13)**	4
Interest received	**3**	2
et cash used in investing activities	**(18)**	(106)
nancing activities:		
Increase/(Decrease) in long-term borrowings	**122**	(42)
Dividends to minority shareholders	**(2)**	(1)
Exercised share options	**1**	0
Increase in short-term borrowings	**0**	260
et cash provided by financing activities	**122**	216
fect of exchange rates on cash	**(2)**	(0)
crease in cash and cash equivalents	**(8)**	(5)
sh and cash equivalents at beginning of year	**76**	85
sh and cash equivalents at end of period	**68**	80

unding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

onsolidated Statement of Cash Flows

onsolidated Statement of Changes in Equity

INSOLIDATED STATEMENT OF CHANGES IN EQUITY (IFRS) € in millions

	Share capital	Capital surplus	Cumulative translation adjustments	Fair values of financial instruments	Retained earnings	Total
lance at December 31, 2001	**116**	**8**	**10**	**18**	**864**	**1,015**
et income					43	43
et loss on cash flow hedges, net of tax				(2)		(2)
rrency translation			(6)			(6)
lance at March 31, 2002	**116**	**8**	**3**	**16**	**907**	**1,049**
lance at December 31, 2002	**116**	**12**	**(57)**	**(41)**	**1,050**	**1,081**
et income					51	51
ercised share options	0	1				1
et gain on cash flow hedges, net of tax				16		16
et gain on net investments in foreign subsidiaries, net of tax				1		1
rrency translation			(21)			(21)
lance at March 31, 2003	**116**	**13**	**(78)**	**(23)**	**1,102**	**1,130**

unding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

OTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (IFRS) AS AT MARCH 31, 2003

/// BASIS OF PREPARATION

he unaudited consolidated interim financial statements of adidas-Salomon AG and its subsidiaries ollectively the "Group" or "adidas-Salomon") for the first three months ending March 31, 2003 ere prepared in accordance with accounting principles adopted by the International Accounting tandards Board ("International Financial Reporting Standards" – "IFRS"). The Group applied l International Financial Reporting Standards and Interpretations of the International Financial eporting Standing Interpretations Committee "SIC" effective as at March 31, 2003.

The accounting policies used in the preparation of the interim financial statements are consis- nt with those in the annual consolidated financial statements for the year ending December 31, 02; additionally, the Group applied IAS 34 "Interim Financial Reporting".

Costs that are incurred unevenly during the financial year are anticipated or deferred in the terim report only if it would be also appropriate to anticipate or defer such costs at the end of e financial year.

These interim consolidated financial statements should be read in conjunction with the 2002 nnual consolidated financial statements. The comments contained therein also apply to the uarterly financial statements and are not repeated unless explicit reference is made to certain nanges. The results of operations for the first three months ending March 31, 2003 are not neces- arily indicative of results to be expected for the entire year.

/// SEASONALITY

ne sales of the Group in certain product categories are seasonal and therefore revenues and tributable earnings may vary within the fiscal year. As adidas brand sales account for approxi- ately 80% of the Group's net revenues, sales and earnings tend to be strongest in the first and ird quarters of the fiscal year. However, shifts in the share of sales and attributable earnings of articular product categories, brands or the regional composition may occur throughout the year.

/// EARNINGS PER SHARE

asic earnings per share are calculated by dividing net income by the weighted average number of utstanding shares during the period (2003: 45,437,094 shares; 2002: 45,349,200 shares).

Dilutive potential shares have arisen under the management stock option plan of adidas- alomon AG (MSOP), which was implemented in 1999. As none of the required performance criteria r the exercise of the stock options of Tranche I of the stock option plan have been fulfilled to date, is Tranche did not affect the calculation of dilutive earnings per share. However under Tranche II of e stock option plan, dilutive potential shares do impact the diluted earnings per share calculation. ne weighted average number of shares for calculating dilutive earnings per share is 45,432,808 as March 31, 2003. In March 2002 dilutive potential shares did not exist.

4 /// SEGMENTAL REPORTING

Financial information in accordance with the management approach is presented on pages 25–26 of this report.

Compared to the 2002 annual financial statements the TaylorMade-adidas Golf segment does not include Slazenger Golf. At the beginning of January 2002 the Group took over the distribution and licensing rights for the Maxfli and Slazenger Golf brands from the Dunlop Slazenger group. Whereas adidas-Salomon purchased the Maxfli brand in late 2002, the distribution and licensing rights for Slazenger Golf were terminated. Net sales for the Slazenger Golf brand were € 7 million in the first quarter of 2002.

5 /// SHAREHOLDERS' EQUITY

Following the expiration of the second exercise period of Tranche II of the management stock option plan of adidas-Salomon AG (MSOP) in January 2003, an additional 17,750 no-par-value bearer shares were issued effective January 16, 2003. The total number of no-par-value shares thus amounts to 45,440,250. The new shares carry dividend rights as of January 1, 2003.

With effect from the same day, the stock capital of adidas-Salomon AG was increased by € 45,440 to a total of € 116,327,040.

Trading of the new shares commenced on January 20, 2003.

Herzogenaurach, April 30, 2003 /// The Executive Board of adidas-Salomon AG

EGMENTAL INFORMATION BY BRAND € in millions

	adidas		Salomon		TaylorMade-adidas Golf	
	1st Quarter **2003**	1st Quarter 2002	1st Quarter **2003**	1st Quarter 2002	1st Quarter **2003**	1st Quarter 2002
et sales	**1,405**	1,330	**124**	123	**134**	176
ross profit	**554**	519	**41**	40	**59**	88
ross margin	**39.5%**	39.0%	**33.5%**	32.8%	**43.9%**	50.0%
perating profit	**135**	125	**(15)**	(27)	**2**	14

	Headquarter/ Consolidation		Total	
	1st Quarter **2003**	1st Quarter 2002	1st Quarter **2003**	1st Quarter 2002
et sales	**6**	9	**1,669**	1,638
ross profit	**54**	37	**708**	684
ross margin			**42.5%**	41.8%
perating profit	**(6)**	(13)	**116**	98

ounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

;egmental Information by Brand

Segmental Information by Region

EGMENTAL INFORMATION BY REGION € in millions

	Europe		North America		Asia	
	1st Quarter **2003**	1st Quarter 2002	1st Quarter **2003**	1st Quarter 2002	1st Quarter **2003**	1st Quarter 2002
et sales	**933**	851	**405**	475	**281**	260
ross profit	**368**	319	**141**	180	**131**	125
ross margin	**39.1%**	37.3%	**33.7%**	36.7%	**46.6%**	47.9%
perating profit	**161**	132	**10**	17	**44**	37

	Latin America		Headquarter/ Consolidation		Total	
	1st Quarter **2003**	1st Quarter 2002	1st Quarter **2003**	1st Quarter 2002	1st Quarter **2003**	1st Quarter 2002
et sales	**36**	39	**13**	12	**1,669**	1,638
ross profit	**13**	14	**56**	46	**708**	684
ross margin	**35.3%**	37.1%			**42.5%**	41.8%
perating profit	**4**	5	**(103)**	(93)	**116**	98

ounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

Management Boards

XECUTIVE BOARD ///

ERBERT HAINER
hairman and Chief Executive Officer

LENN BENNETT
lobal Operations

IANFRED IHLE
egal and Environmental Affairs

OSS McMULLIN
orth America

ICHEL PERRAUDIN
uman Resources, Key Projects and Corporate Services

OBIN J. STALKER
inance

RICH STAMMINGER
lobal Marketing

SUPERVISORY BOARD ///

HENRI FILHO
Chairman

DR. HANS FRIDERICHS
Deputy Chairman

FRITZ KAMMERER [1]
Deputy Chairman

SABINE BAUER [1]

GEROLD BRANDT

DAVID BROMILOW

HERBERT MÜLLER [1]

HANS RUPRECHT [1]

CHARLES THOMAS SCOTT

HEIDI THALER-VEH [1]

CHRISTIAN TOURRES

KLAUS WEISS [1]

[1] Employee representative

Biographical information on Executive Board members as well as mandates for all members of both the Executive and Supervisory Boards are available in the 2002 annual report and at www.adidas-Salomon.com.

ANUARY 30 ///	PRELIMINARY 2002 FULL YEAR RESULTS PRESS RELEASE
ARCH 11 ///	2002 FULL YEAR RESULTS PRESS AND ANALYST CONFERENCE PRESS RELEASE, CONFERENCE CALL AND WEBCAST
PRIL 30 ///	FIRST QUARTER 2003 RESULTS PRESS RELEASE, CONFERENCE CALL AND WEBCAST
AY 8 ///	ANNUAL GENERAL MEETING IN FÜRTH, GERMANY WEBCAST
AY 9 ///	DIVIDEND PAID*
UGUST 6 ///	FIRST HALF 2003 RESULTS PRESS RELEASE, CONFERENCE CALL AND WEBCAST
OVEMBER 5 ///	NINE MONTHS 2003 RESULTS PRESS RELEASE, CONFERENCE CALL AND WEBCAST

*SUBJECT TO ANNUAL GENERAL MEETING APPROVAL

inancial Calendar 2003

adidas-Salomon AG
WORLD OF SPORTS /// 91074 HERZOGENAURACH /// GERMANY
TEL: +49(0)9132 84-0 /// FAX: +49(0)9132 84-2241
www.adidas-Salomon.com

INVESTOR RELATIONS
TEL: +49(0)9132 84-2920 / 3584 /// FAX: +49(0)9132 84-3127
e-mail: investor.relations@adidas.de
www.adidas-Salomon.com/en/investor/

adidas-Salomon is a member of DAI (German Share Institute), DIRK (German Investor Relations Association) and NIRI (National Investor Relations Institute, USA).

This report is also available in German.

CONCEPT AND DESIGN
häfelinger+wagner design, munich


adidas-Salomon

adidas-Salomon AG
Herzogenaurach

- Security Identification Number 500 340 -
- ISIN: DE0005003404 -

Announcement of Distribution of a Dividend

The ordinary Shareholders' Meeting of May 8, 2003 has resolved to distribute a dividend for the fiscal year 2002 in the amount of EUR 1.00 per no-par-value share on the stock capital per 31 December 2001 of EUR 116,281,600.

As no physical share certificates have been issued, the payment of the dividend will be carried out as of May 9, 2003 by Clearstream Banking AG, Frankfurt am Main, via the depositary banks after a deduction of 20% withholding tax and 5.5% solidarity tax payable on such withholding tax (total deduction of 21.1 %).

The withholding tax and the solidarity tax payable on such withholding tax will be credited against the income tax or withholding tax of shareholders residing in Germany.

The withholding tax and solidarity tax shall not be deducted for those shareholders who have submitted to their depositary banks a "non-assessment note" ("Nicht-Veranlagungsbescheinigung") issued by their responsible tax authority. The same shall fully or partially apply to those shareholders who have provided their depositary bank with a "certificate of tax exemption" ("Freistellungsauftrag"), insofar as the volume of the exemption stated therein has not already been used up by other income from capital.

For shareholders residing in Germany, the taxation of the dividend shall be carried out in accordance with the regulations of the income tax laws (half-income procedure) or resp. of the corporation income tax laws.

Central paying agency shall be Dresdner Bank AG.

Herzogenaurach, May 2003

adidas-Salomon AG
The Executive Board